UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 6, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Bon-Ton Stores, Inc.

File No. 000-19517 -- CF# 30990

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       The Bon-Ton Stores, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 16, 2014.

       Based on representations by The Bon-Ton Stores, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

       Exhibit 10.19(b)   through December 16, 2018

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary